Independent Accountants’ Consent

The Compensation Committee of the
Board of Directors of
Linens ’n Things, Inc.:

We consent to incorporation by reference in the Registration Statements Numbers 333-55803 and 333-62982 on Form S-8 of our report dated August 1, 2002 relating to the statements of financial condition of the Linens ’n Things, Inc. Deferred Compensation Plan as of December 31, 2001 and 2000 and the related statements of income and changes in plan equity, with fund information, for each of the years in the three-year period ended December 31, 2001, which report appears in the December 31, 2001 Annual Report of the Linens ’n Things, Inc. Deferred Compensation Plan on Form 11-K.

KPMG LLP

New York, New York
August 30, 2002